EXHIBIT 99.1

Brookfield Public Securities Group LLC (“PSG”) is indirectly owned by each of Brookfield Asset Management Ltd. (“BAM”) and Brookfield Corporation (“BN”), and is a registered investment advisor under Section 203 of the Investment Advisers Act of 1940 in accordance with Rule 13d-1(b)(1)(ii)(E). BAM and BN are control persons of PSG.

BAM Partners Trust is a control person and the sole owner of the Class B limited voting shares of each of BN and BAM.